January 9, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Claire Erlanger

Jennifer Angelini

Geoffrey Kruczek

Re:	Comment Letter dated December 19, 2022

JBS B.V.

Draft Registration Statement on Form F-4

Submitted November 23, 2022

CIK No. 0001791942

Ladies and Gentlemen:

JBS B.V. (the “Company”) is submitting this letter in response to the comment letter dated December 19, 2022 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the draft registration statement on Form F-4 submitted to the Commission on November 23, 2022 (the “Draft Registration Statement” and, as may be amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”). Amendment No. 1 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect updates and developments in the Company.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Draft Registration Statement on Form F-4

General

1.

Please disclose on the cover page how the opening price of the shares to be listed on the exchange will be determined. Include similar disclosure in related areas of your document, such as risk factors and where you discuss distributing your shares.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and on pages xvii-xviii, 13, 22-23 and 61 of Amendment No. 1 in response.

2.	It appears you intend to register the offer and sale of ordinary shares under this registration statement. Please tell us how you intend to issue the JBS N.V. BDRs.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the JBS N.V. Class A Common Shares being offered pursuant to the Proposed Transaction will be initially delivered in the form of Brazilian Depositary Receipts (“BDRs”) of JBS N.V., referred to as the JBS N.V. BDRs. Each JBS N.V. BDR will represent one JBS N.V. Class A Common Share. The JBS B.V. BDRs will be issuable upon deposit of JBS N.V. Class A Common Shares with Banco Bradesco S.A. acting as depositary. To receive JBS N.V. Class A Common Shares, holders of JBS N.V. BDRs must cancel their JBS N.V. BDRs, which will allow them to receive the underlying JBS N.V. Class A Common Shares in their custodian account in the United States. In addition to the registration of the Company’s Class A Common Shares, the Company intends to register under the Registration Statement the maximum number of JBS N.V. BDRs representing JBS N.V. Class A Common Shares issuable pursuant to the Proposed Transaction. At the time the Registration Statement is publicly filed, this amount will be reflected as an exhibit to the Registration Statement under “Calculation of Filing Fee Tables” pursuant to Item 601(b)(107) of Regulation S-K.

3.

We note disclosure that your shares are expected to begin NYSE/Nasdaq trading on or about the closing date (page 12), and the settlement of your BDRs on the B3 is expect to occur two business days after the closing date (page xvi). Please revise to clarify whether the reference to “settlement” refers to the commencement of trading. Disclose material risks to holders that may arise as a result of (i) timing differences in the commencement of BDS trading on the B3 and share trading on the U.S. exchange and/or (ii) the passage of time between the last trading day for JBS shares and the commencement of trading in your securities.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xvii-xviii, 14, 23 and 61 of Amendment No. 1 in response.

4.

We note the disclosure that you are a “foreign private issuer.” In light of your dual-class structure, please explain how you will determine whether more than 50 percent of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, pursuant to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act Rules Compliance and Disclosure Interpretation 203.17, when making the determination of whether more than 50 percent of its outstanding voting securities are directly or indirectly owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition, the Company decides to apply one of the methods on a consistent basis by looking to whether more than 50% of the voting power represented by both classes of its voting shares on a combined basis is directly or indirectly owned of record by residents of the United States. The Company expects that it will qualify as a foreign private issuer under the foregoing method because, immediately following the Closing Date, the direct or indirect beneficial holders of the JBS N.V. Class B Common Shares (expected to account for more than 90% of the Company’s voting power immediately following the Closing Date) are not expected to be U.S. residents. Based on the foregoing, on a combined basis, more than 50% of the voting power of the JBS N.V. Common Shares will be directly or indirectly owned by non-U.S. residents.

Cover Page

5.

Please disclose the title and amount of securities being registered on the prospectus cover page, as required by Item 1 of Form F-4 and Item 501(b)(2) of Regulation S-K. Additionally revise your prospectus cover to highlight the cross-reference to risk factors in accordance with Item 501(b)(5) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has disclosed the title of securities being registered on the prospectus cover page, as required by Item 1 of Form F-4 and Item 501(b)(2) of Regulation S-K. With respect to the amount of securities being registered, the Company has included a placeholder for such information on the prospectus cover page, and will provide the specific amount in a future submission or filing of the Registration Statement. In addition, the Company has revised the prospectus cover page to highlight the cross-reference to risk factors in bold-faced type, in accordance with Item 501(b)(5) of Regulation S-K.

6.

We note that the controlling shareholders will hold 90.52% of your aggregate voting power. Please disclose on the prospectus cover and in the summary (i) that you will be considered to be a controlled company and (ii) whether you intend to take advantage of the controlled company exemptions under the NYSE/Nasdaq rules. Also, if the voting power and control of your controlling shareholder(s) will increase as a result of the proposed transaction, revise to highlight that consequence.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and on pages 11 and 143 of Amendment No. 1 in response.

Important Dates, page iii

7.

Please revise to include all relevant dates including, without limitation, (i) the date the JBS ADS program will be terminated, (ii) the Last Trading Day/Date, (iii) the Merger of Shares, and (iv) the date that BDS holders can request cancellation and receive underlying shares, clearly indicating if any dates coincide. Additionally disclose that there is no record date for voting at the general meeting, as disclosed on page 47. Reconcile disclosure throughout for consistency; for example, and without limitation, we note that the definition of “Last Trading Day” (page vi) appears inconsistent with the statement that JBS shares will continue to trade until the Closing Date (page xxi).

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iii and 24 of Amendment No. 1 in response.

Presentation of Financial and Other Information

Financial Statements, page xi

8.

Please include a discussion of the proposed accounting treatment under IFRS, as issued by the IASB, for the recapitalization and merger between JBS S.A. and JBS N.V., and describe the factors in determining the predecessor and successor entities.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xii-xiii, xix and 66 of Amendment No. 1 in response.

Questions and Answers about the Proposed Transaction. . . . , page xiv

9.	Please revise disclosure regarding approval of the proposed transaction to address the following:

•

We note disclosure that the controlling shareholders of JBS S.A. (“JBS”) do not intend to vote at the general meeting. Please highlight this on your prospectus cover and fully address in the section regarding the JBS general meeting, clarifying whether the controlling shareholders will be counted for quorum purposes and specifying the percentage of other shareholders required to approve each matter being voted upon. As one example only, what number and percentage of shares are required to be voted to approve the proposed transaction? We note that the shareholders own about 48% of your outstanding shares and that you disclose that you need approval of a majority of outstanding shares to approve the proposed transaction.

•	Disclose the information required by Item 3(h) of Form F-4.

•

We note disclosure on page xviii that “We have not received any formal commitments to vote in favor of the Proposed Transaction.” Please revise to clarify if there is any voting agreement or understanding, formal or informal, with BNDESPar or other noncontrolling shareholders. In this regard, we note disclosure on page 180 indicating that BNDESPar may be considered your affiliate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure regarding approval of the Proposed Transaction in response, as follows:

•

On the prospectus cover page and on pages xx and 54-55 of Amendment No. 1, the Company has clarified whether the controlling shareholders will be counted for quorum purposes and specified the percentage of other shareholders required to approve each matter being voted upon.

•	On page 55 of Amendment No. 1, the Company has provided the information required by Item 3(h) of Form F-4.

•

On page xx of Amendment No. 1, the Company has clarified that there is no voting agreement or understanding, formal or informal, with BNDESPar, a corporation (sociedade por ações) incorporated under the laws of Brazil, which is wholly owned by the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES) (“BNDESPar”), or other noncontrolling shareholders.

10.

We note your disclosure on page xv that the “shareholders of JBS N.V. will be essentially the same as the current shareholders of JBS S.A.” Please revise to reflect that your capital structure will be different from that of JBS and, as a result, voting power of the ultimate controlling shareholders will increase from 48.83% to 90.52%. Include risk factor disclosure that quantifies the dilution of voting power noncontrolling shareholders will experience as a result of the proposed transaction and describes the related risks. Additionally revise your disclosure in response to the question “Will JBS S.A. Shareholders receive the same consideration?” to clearly describe the consideration that JSB’s controlling shareholders will receive and how this differs from the consideration received by noncontrolling shareholders. Reconcile disclosure throughout as appropriate; for non-exclusive example, the statement on page xx that the “controlling shareholders’ voting and economic interests in JBS S.A. will remain the same following the completion of the first step in the Restructuring.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xvi-xvii, xxii, 20, 57, 60 and 67 of Amendment No. 1 in response.

Summary - JBS S.A. Overview, page 1

11.

In the first paragraph where you disclose net revenue and Adjusted EBITDA, revise to also disclose the amount of IFRS net income as the primary measure, which is supplemented by that of Adjusted EBITDA, for each of the two most recent fiscal year ends. In addition, in the chart on page 4, please include disclosure of your CAGR growth for net income. Please revise in all locations within the filing where similar discussion is provided, including MD&A Overview on page 98.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 69 and 115 of Amendment No. 1 to include the amount of IFRS net income for each of the two most recent fiscal year ends. The Company has also included a chart on page 4 of Amendment No. 1 setting forth the change in net income from 2011 to 2021. Although the Company has not included the CAGR of net income over this period because its net income for 2011 was negative, the Company believes that the additional visual representation of the change in net income from 2011 to 2021 provides readers with adequate comparative disclosure of net income as the primary IFRS measure in relation to Adjusted EBITDA as the corresponding non-GAAP measure.

Summary of the Proposed Transaction

Stock Exchange Listings, page 12

12.

Please highlight in the summary that the JBS ADS program will be terminated prior to the general meeting, and describe the treatment of ADS holders in the proposed transaction, including when they will receive underlying shares and whether they will be able to vote at the JBS general meeting. Include risk factor disclosure to describe the risks to securityholders due to the termination of the over-the-counter market in the United States and the possibility that the proposed transaction may not occur and/or your shares might not be listed on a U.S. exchange. Please also disclose the market price of JBS shares and ADSs on the date preceding public announcement of the proposed transaction, as required by Item 3(g) of Form F-4.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the pages xviii, xxi, 14 and 65 of Amendment No. 1 to highlight in the summary and elsewhere in the prospectus that the JBS S.A. ADS Program will be terminated prior to the JBS S.A. General Meeting and describe the treatment of JBS S.A. ADS Holders in the Proposed Transaction. In addition, the Company has included a new risk factor on pages 25-26 of Amendment No. 1 entitled “The termination of the JBS S.A. ADS Program may adversely affect us and our security holders” to describe the risks to securityholders due to the termination of the over-the-counter market in the United States and the possibility that the Proposed Transaction may not occur and/or the JBS B.V. Class A Common Shares might not be listed on a U.S. exchange. Finally, the Company advises that it will disclose the market price of JBS S.A. Common Shares and JBS S.A. ADSs on the date preceding public announcement of the Proposed Transaction, as required by Item 3(g) of Form F-4, in a future filing of the Registration Statement, once the public announcement date is determined, as set forth by the placeholders included on page 53 of Amendment No. 1. In the meantime, the Company has updated its disclosure with respect to the market prices of JBS S.A. Common Shares and JBS S.A. ADSs through December 31, 2022. Please see page 53 of Amendment No. 1.

Risk Factors, page 18

13.

We note that disclosure identifies inflation as a factor that could affect your business, including demand for your products, for example on pages 36, 41, and 103. Please add a risk factor and revise your Management’s Discussion and Analysis if recent inflationary pressures have materially impacted your operations. In this regard, please identify the types of inflationary pressures you are facing and how your business has been affected. Disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the inflation.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 42, 44 and 123-131 of Amendment No. 1 in response.

The dual class structure of the JBS N.V. Common Shares has the effect . . . . , page 18

14.	Please disclose the percentage of outstanding Class B common shares that the controlling shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 20 of Amendment No. 1 in response.

We may issue additional JBS N.V. Class A Common Shares in the future. . . . , page 21

15.

Please disclose whether you may issue additional Class B common shares in the future and disclose any adverse impact that such issuance, as well as the optional or mandatory conversion of Class B common shares, may have on holders of Class A common shares, including dilution.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 24 of Amendment No. 1 in response.

We are subject to various risks relating to worker safety, page 33

16.

Please revise your disclosure here and, as appropriate, in the regulation section to describe risks affecting worker health and safety. Include, without limitation, description of the U.S. Department of Labor injunction regarding alleged child labor violations at processing facilities and the House Selected Subcommittee on the Coronavirus Crisis investigation regarding the meatpacking industry’s response to the coronavirus pandemic.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 37 and 97 of Amendment No. 1 in response.

We depend on our information technology systems. . . . , page 33

17.

Please revise your disclosure to clearly describe how your operations were affected by the May 2021 cybersecurity attack, including temporary shutdowns of your processing facilities, and the potential material risks of such attacks to you and investors. Additionally disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 37-38 of Amendment No. 1 in response.

Our ultimate controlling shareholders are expected to have influence. . . . , page 35

18.

Please revise your disclosure to fully describe the means by which the Batistas are able to exercise control and/or influence over you and your subsidiaries, including shareholder voting power, management positions, family and other close relationships, and other means. Describe the risks to you and investors that the ultimate controlling shareholders may use their influence to involve the company in potentially illicit activities in light of past events, and clarify whether and which measures have been taken to detect and/or prevent such activities in the future.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 39-41, 109-110 and 146-148 of Amendment No. 1 in response.

We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations. . .. . , page 35

19.

Please revise your disclosure to describe the facts and circumstances underlying these civil and criminal actions and investigations. Identify the charges that were the subject of the Brazilian agreements, SEC order, and DOJ agreement, and quantify the payments required under each. Clarify the role and involvement of JBS, including the effects on JBS and its subsidiaries, as well as remedial measures that were required and have been implemented. We note your disclosure that, “Our ultimate controlling shareholders are also currently subject to ongoing investigations by CVM and criminal proceedings for alleged violations of Brazilian securities and corporate law, in which there has yet to be a final decision.” Please also provide the foregoing information in relation to these ongoing investigations and criminal proceedings, together with your assessment of the material risks to the company and investors.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 41-42, 109-110 and 146-148 of Amendment No. 1 in response.

Capitalization, page 43

20.

Please revise your total capitalization line item amount to be inclusive also of the current portion of loans and financings. In addition, please expand the equity line item to separately list the historical equity account balances of JBS S.A. and those for the as adjusted equity balances of JBS N.V. after the Proposed Transaction.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 50 of Amendment No. 1 in response.

Pro Forma Per Share, Dividend and Market Price Data, page 44

21.	We note your disclosure of the pro forma earnings per share table. Please revise to include historical per share data of JBS SA. See Item 3(f) of Form F-4.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 52-52 of Amendment No. 1 in response.

The Proposed Transaction, page 49

22.

Please revise your disclosure to (i) clearly state whether the first exchange, whereby the controlling shareholders transfer JBS shares for HoldCo shares, is subject to the exchange ratio, (ii) identify the title and amount of shares to be issued in the second exchange, whereby the controlling shareholders transfer HoldCo shares for your shares, (iii) describe how the ten JBS shares held directly by Joesley Batista, Wesley Batista, and José Batista Sobrinho (according to disclosure on page 128) are treated in the restructuring, and (iv) modify the charts in this section in accordance with the foregoing and to include the ultimate controlling shareholders. In addition, please update the assumption that JBS’s ownership structure on the last trading day is the same as on November 11, 2022, to reflect information as of the date of the prospectus.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the first step in the Restructuring, whereby the controlling shareholders will contribute their JBS S.A. Common Shares to JBS B.V., has been modified as follows: (1) the controlling shareholders will transfer all of their shares of JBS S.A. to JBS N.V. in exchange for JBS N.V. Class B Common Shares; and (2) immediately thereafter, JBS N.V. will transfer all of its shares of JBS S.A. to JBS Participações Societárias S.A., a Brazilian corporation (sociedade por ações) (“HoldCo”) in exchange for common shares of HoldCo. Please see pages xii, xxii, 57 and 67 of Amendment No. 1.

In addition, the Company has revised the disclosure in response to subparts (i) and (ii) of the Staff’s comment as follows:

•

On pages xii, xxii, 57 and 67 of Amendment No. 1, the Company states that the first step in the Restructuring, whereby the controlling shareholders will transfer their JBS S.A. Common Shares to JBS N.V., is subject to the same exchange ratio that is applicable to our non-controlling shareholders pursuant to the Merger of Shares and Redemption, which will result in each JBS S.A. Shareholder receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder had of the total outstanding shares of JBS S.A. immediately before completion of the Restructuring.

•	On pages xii, xxii, 57 and 67 of Amendment No. 1, the Company has identified the title and left a placeholder for the amount of JBS N.V. Common Shares to be issued to the controlling shareholders.

With respect to subpart (iii) of the Staff’s comment, the Company respectfully advises the Staff that the ten JBS S.A. Common Shares held directly by members of the Batista family were sold to J&F on December 8, 2022 at the prevailing market price at the time. As a result, these shares will be treated similarly to the other JBS S.A. Common Shares held by J&F in the Restructuring (i.e., they will be contributed to JBS N.V. against the issuance of JBS N.V. Class B Common Shares). Reference to these shares has been deleted from the disclosure in under “Principal Shareholders.”

With respect to subpart (iv) of the Staff’s comment, the Company has modified the charts on pages 58-59 of Amendment No. 1 to include the ultimate controlling shareholders.

With respect to the assumption that JBS S.A.’s ownership structure on the Last Trading Day is the same as on November 11, 2022, the Company has updated the assumption to reflect the information as of December 31, 2022. In future submissions and/or filings of the Registration Statement, the Company will continue to update this date to reflect a cut-off date that is as close as practicable to the date of the prospectus.

23.

We note disclosure that indicates your BDSs “may be cancelled immediately” (page 50), but also disclosure that indicates cancellation can be requested “on or after the settlement of [BDSs] on the B3,” which is expected two business days after the closing date (page 52). Please revise to reconcile.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and on pages xv, xviii, 12, 58, 61 and 194 of Amendment No. 1 to clarify that it is expected that JBS N.V. BDRs may be cancelled at any time, and from time to time, on or after about two business days after the Closing Date.

24.

Please clearly identify in chronological order all material conditions that must be satisfied for the restructuring and proposed transaction to be completed, indicating whether and which conditions may be waived. Describe any related risks to you and investors.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xvii, xix, 25 and 64 of Amendment No. 1 in response.

25.	Please include a brief statement as to the accounting treatment of the restructuring and proposed transaction, as required by Item 4(a)(5) of Form F-4.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xii-xiii, xix and 66 of Amendment No. 1 in response.

26.

Revise to explain the purpose of the structure of the transactions described in this section, such as the first step in the restructuring, and how the current structure was determined. Address the following, and any other material factors:

•	What regulatory, tax-related or capital structure/ownership goals are each step intended to achieve? Why will there be a Dutch holding company as the parent?;

•	Why will holders initially receive BDRs, which may then be cancelled to receive Class A shares (which shares appear to be the class listed on a U.S. exchange); and

•	What do you mean by “terminate” the ADS program? What will ADS holders receive?

Also, on page 53 you discuss the positive aspects of the transaction. Expand to discuss the negative aspects that were considered and why those did not outweigh the positive factors. Ensure your disclosure addresses any significant changes to your ownership structure as a result of the transaction and any material risks to investors.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to explain the purpose of the structure of the transactions described in this section, including the following:

•

On pages 62-63 of Amendment No. 1, the Company has clarified the regulatory, tax-related or capital structure/ownership goals that each step is intended to achieve, including the rationale for having a Dutch holding company as the parent.

•	On pages 61 and 63 of Amendment No. 1, the Company has clarified the rationale behind why holders will initially receive BDRs.

•	On page 65 of Amendment No. 1, the Company has clarified the treatment of the JBS S.A. ADS Program and JBS S.A. ADS Holders in the Proposed Transaction.

In addition, the Company has expanded the discussion of the purpose of the Proposed Transaction on pages 63-64 of Amendment No. 1 to include the negative aspects of the transaction that were considered, including significant changes to our ownership structure as a result of the Proposed Transaction and material risks to investors.

27.	We note the multiple steps of the Proposed Transaction. With a view toward clarified disclosure, please tell us what step or steps are the subject of this registration statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the subject of the Registration Statement is the offering of JBS N.V. Class A Common Shares (initially in the form of JBS N.V. BDRs), which is the result of the redemption of HoldCo Redeemable Shares for JBS N.V. BDRs, which will occur immediately following the Merger of Shares. Pursuant to the Merger of Shares, each JBS S.A. Common Share issued and outstanding on the Last Trading Day not held by the controlling shareholders through HoldCo will be automatically contributed for its book value into HoldCo that will be wholly owned by JBS N.V. prior to the Closing Date, in exchange for a certain number of newly issued HoldCo Redeemable Shares. The Merger of Shares and the Redemption collectively will result in the issuance of JBS N.V. Class A Common Shares (initially in the form of JBS N.V. BDRs) to all shareholders of JBS S.A. except for the controlling shareholders, who will receive JBS N.V. Class B Common Shares in exchange for their JBS S.A. Common Shares in a series of private transactions that will occur prior to the closing of the Merger of Shares and the Redemption and which are not subject of the Registration Statement. These agreements to transfer the shares of JBS S.A. will be binding and unconditional and will be entered into prior to the public announcement of the Proposed Transaction.

With a view toward clarified disclosure, the Company has included an explanatory note immediately following the cover page of the Registration Statement explaining the various steps of the Company’s corporate reorganization, including the subject of the Registration Statement.

Information about JBS S.A.

Legal Proceedings, page 86

28.

Please revise your disclosure regarding the Brazilian arbitrations to describe the underlying facts and circumstances, identify the allegations and/or charges, and clarify the role and involvement of JBS and its subsidiaries. Update disclosure throughout this section to reflect recent developments; in this regard, we note references to an oral argument set for September 2022 (page 92) and a motion to dismiss the amended complaint in July 2021 (page 93).

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 102-109 of Amendment No. 1 in response.

Principal Shareholders, page 128

29.	Please identify the natural persons who have or share voting and/or investment powers or the right to receive the economic benefit of the shares held by the entities listed in the tables.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 145 of Amendment No. 1 to clarify that: (1) Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, the Company’s ultimate controlling shareholders, own 100% of the capital stock of each of J&F and FIP Formosa and share voting and investment powers and the right to receive the economic benefit of the shares held by these entities; and (2) no natural persons have or share voting and/or investment powers or the right to receive the economic benefit of the shares held by BNDESPar, a corporation (sociedade por ações) incorporated under the laws of Brazil, which is wholly owned by the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES).

Description of Share Capital, page 132

30.

We note your disclosure regarding the process for conversion shares being returned to you, which does not appear to be automatic nor immediate, and the requirement to distribute to your directors certain shares held longer than three years. In light of these requirements, please clearly disclose whether and under what circumstances the conversion shares could be voted by, and dividends paid to, the holders thereof. Additionally disclose whether you expect to cancel conversion shares that have been returned to you.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 152 and 156 of Amendment No. 1 in response.

31.

Please disclose whether the Class B common shares are subject to restrictions on transfer, and describe any exceptions to such restrictions. Additionally disclose whether there are any “sunset” provisions that limit the lifespan of the Class B common shares. To the extent there are no such provisions, please discuss in an appropriate location of the registration statement any adverse impacts on holders of Class A common shares.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 20 and 153 of Amendment No. 1 in response.

32.

Please revise to explain the purpose of the “conversion shares,” including why they are necessary under Dutch law to “facilitate” a conversion of Class B shares, as disclosed on page 18. If the “end result” you describe on page 133 is the outcome of a conversion of Class B shares, it is unclear what purpose the conversion shares serve.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 152 of Amendment No. 1 in response.

Taxation, page 182

33.

For each jurisdiction referenced in this section, please disclose the expected tax consequences rather than stating “it is not clear” what those consequences are. Please also revise to disclose clearly whether the disclosure in this section addresses the material tax consequences to the shareholders who will receive Class B shares. In this regard, it appears your disclosure here and risks described on pages 27-28 do not include Class B shares.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xxiv and 202-203 of Amendment No. 1 to address the expected tax consequences to the extent not previously discussed.

In addition, the Company respectfully advises the Staff that neither the “Taxation” section nor the related taxation risk factors address the tax considerations relevant to holders of JBS N.V. Class B Common Shares, since investors will not receive JBS N.V. Class B Common Shares in consideration for any of the steps that are subject of this Registration Statement. See the response to comment 27 above for a discussion of the steps that are subject of the Registration Statement. The “Taxation” section has been revised accordingly to clarify this point. Please see pages 202, 210 and 213 of Amendment No. 1.

Index to Financial Statements, page F-1

34.

If true, please revise to disclose on page xi under the heading of JBS N.V., that this entity currently has no revenues or business operations, and elsewhere throughout the filing, such as pages 49 and 55.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iv, xi, xxii, 1, 57, 67, 224 of Amendment No. 1 in response.

Net revenue, page F-83

35.

We note your disclosure on pages 60 and 69 that you also generate revenue from services, including hotelling in Australia and hog farming in the United States. If material, please expand your revenue recognition policy to disclose your revenue from services and how and when you recognize such revenue. In addition, if material, consider disclosing the aggregate amount of product versus service revenue for each period in which statements of income are presented.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the revenue the JBS Group generates from services, including hotelling in Australia and hog farming in the United States, is not material. For example, in 2021, the JBS Group generated R$838.5 million in net revenue from services, representing approximately 0.2% of its total net revenue for the year. Accordingly, the Company does not believe that it is necessary to expand its revenue recognition polity to disclose revenue from services or when it recognizes such revenue or the aggregate amount of product versus service revenue for each period in which statements of income are presented.

Exhibits

36.

Please file the actual Merger of Shares Protocol as Exhibit 2.1, rather than a form thereof. Please also file as exhibits your Articles of Association as currently in effect, and as will be in effect following the proposed transaction, rather than a form thereof. Refer to Item 601(b)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully submits to the Staff that it intends to file: (1) the Articles of Association of the Company currently in effect; and (2) the Articles of Association of the Company as will be in effect following the proposed transaction (rather than a form thereof) as an exhibit to the Registration Statement.

With regard to the Merger of Shares Protocol, the Company respectfully advises the Staff that this document will be signed prior to the JBS S.A. General Meeting, which will occur following the declaration of effectiveness of the Registration Statement. Accordingly, the Company intends to file the form of Merger of Shares Protocol that will be submitted to JBS S.A.’s shareholders at the JBS S.A. General Meeting as an exhibit to the Registration Statement. The Company expects that the form of Merger of Shares Protocol will be substantially complete.

37.

Please file the Incentive Award Plan described on page 85 as an exhibit to your registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K. Also file as exhibits the agreements related to the material debt instruments described beginning on page 121.

The Company acknowledges the Staff’s comment and respectfully submits to the Staff that it does not believe that the Incentive Award Plan is required to be filed as an exhibit to the Registration Statement pursuant to the exemption for foreign private issuers provided under Item 601(b)(10)(iii)(C)(5), which states that:

“Any compensatory plan, contract or arrangement if the registrant is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) (§ 229.402(a)(1)) and the public filing of the plan, contract or arrangement, or portion thereof, is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant.”

The Company has furnished compensatory information under Item 402(a)(1) (§ 229.402(a)(1)). In addition, it is not required under the laws of the Netherlands to publicly file the Incentive Award Plan, and it is not otherwise publicly disclosed.

With respect to the material debt agreements, the Company respectfully advises the Staff that it has added the Fixed Rate Notes, the JBS S.A. Revolving Credit Facility, JBS USA Senior Unsecured Revolving Facility and PPC Credit Facility to the “Exhibits” table in Part II, Item 21 of Amendment No. 1, which documents will be filed with a future submission or filing of the Registration Statement. The remaining material debt agreements have been omitted as exhibits in accordance with Item 601(b)(4)(iii)(A) because the amounts involved in such debt instruments are less than 10% of JBS S.A.’s total consolidated assets. The Company has included a representation in the Registration Statement that copies of debt instruments for which the related debt is less than 10% of the Company’s total assets will be furnished to the Commission upon request.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer
JBS B.V.

Donald E. Baker, Esq.
John R. Vetterli, Esq.
Karen Katri, Esq.
White & Case LLP